     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 1998
                                                   REGISTRATION NO. 333-44637
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------
                                AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               -------------------
                                   RIDE, INC.
             (Exact name of Registrant as specified in its charter)

              WASHINGTON                                 91-1571027
    (State or other jurisdiction of                   (I.R.S. Employer
    incorporation or organization)                  Identification Number)

                             8160 304TH AVENUE S.E.
                            PRESTON, WASHINGTON 98050
                                 (425) 222-6015
               (Address, including zip code, and telephone number,
                 including area code, of Registrant's principal
                               executive offices)
                                 DAVID H. DAVIS
                          GENERAL COUNSEL AND SECRETARY
                                   RIDE, INC.
                             8160 304TH AVENUE S.E.
                            PRESTON, WASHINGTON 98050
                                 (425) 222-6015
       (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------
                                    Copy to:
                                KAREN A. ANDERSEN
                              SUMMIT LAW GROUP PLLC
                      1505 WESTLAKE AVENUE NORTH, SUITE 300
                                SEATTLE, WA 98109
                             ----------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

        As such time or times after the effective date of this Registration Statement as the Selling Shareholders shall determine.
        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               -------------------

                                       CALCULATION OF REGISTRATION FEE
=================================================================================================================
                                                    PROPOSED MAXIMUM   PROPOSED MAXIMUM
           TITLE OF SHARES            AMOUNT TO BE   OFFERING PRICE        AGGREGATE            AMOUNT OF
          TO BE REGISTERED          REGISTERED(1)(2)  PER SHARE(3)    OFFERING PRICE(1)(2)(3) REGISTRATION FEE(4)
-----------------------------------------------------------------------------------------------------------------
Common Stock, no par value             2,608,729         $1.9375          $5,488,110             $1,619
=================================================================================================================

(1) Includes (a) approximately 1,626,016 shares that would have been issued if certain outstanding convertible preferred stock had been converted as of March 12, 1998, (b) 283,720 shares that may be issued upon exercise of outstanding warrants, (c) 83,784 shares that may be issued prior to January 30, 1999 in payment of certain dividend rights on outstanding preferred stock, and (d) 615,209 shares currently outstanding.
(2) Together with up to 2,006,480 shares that may become issuable upon conversion or exercise of certain preferred stock and warrants as a result of changes in the market price of the Common Stock and such indeterminate number of additional shares of Common Stock as may become issuable upon conversion or exercise of certain preferred stock and warrants as a result of future stock splits, stock dividends or similar events. If more than the 83,784 shares registered above for payment of certain dividend rights (see footnote 1) become issuable as a result of the dividend rights of certain outstanding preferred stock, such shares will be restricted until a new registration statement is filed.
(3) Estimated solely for the purpose of computing the amount of registration fee, based on the average of the high and low prices of the Common Stock as reported on the Nasdaq Stock Market on January 14, 1998, in accordance with Rule 457(c) promulgated under the Securities Act of 1933.
(4) Fee paid with original filing.
                               -------------------


        THE REGISTRANT HEREBY UNDERTAKES TO AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.


================================================================================

                                2,608,729 Shares
                                   RIDE, INC.
                                  Common Stock

                                 ---------------

        This prospectus relates to the public offering, which is not being underwritten, of 2,608,729 shares of Common Stock, no par value per share, of Ride, Inc. ("Ride" or the "Company") which are owned by the selling shareholders listed herein (collectively, the "Selling Shareholders"). The registration statement of which this prospectus is a part registers the 2,608,729 shares of Common Stock together with such indeterminate number of additional shares of Common Stock as may become issuable upon conversion or exercise of certain preferred stock and warrants as a result of changes in the market price of the Common Stock; provided that only 2,006,480 additional shares of Common Stock have been reserved by the Company for issuance upon such events and, therefore, no more than 2,006,480 additional shares of Common Stock may be sold pursuant to this prospectus. The 2,608,729 shares of Common Stock together with such indeterminate number of additional shares of Common Stock are herein referred to as the "Stock". The Stock is being registered by the Company pursuant to certain registration rights agreements.

        The Common Stock is quoted on the Nasdaq National Market of The Nasdaq Stock Market under the symbol "RIDE." On March 26, 1998 the last reported sale price of the Common Stock was $2.25 per share.

        SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

        The Selling Shareholders have not advised the Company of any specific plans for the distribution of the Stock, but it is anticipated that the Stock will be sold from time to time primarily in transactions on the Nasdaq National Market of The Nasdaq Stock Market at the market price then prevailing, although sales may also be made in negotiated transactions or otherwise. The Selling Shareholders and the brokers and dealers through whom the sale of the Stock may be made may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), and the commissions or discounts and other compensation in connection with any such sale by the brokers and dealers may be regarded as underwriters' compensation. See "Plan of Distribution."

                               ------------------

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                               ------------------

                 The date of this Prospectus is March 27, 1998

                               ------------------

        No dealer, salesman, or any other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information and representation must not be relied upon as having been authorized by the Company, the Selling Shareholders or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any state to any person to whom it is unlawful to make such offer in such state. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.


                              AVAILABLE INFORMATION

        The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Securities and Exchange Commission (the "Commission") in accordance with the Exchange Act can be inspected and copied at the public reference facilities maintained by the Commission at Room 1204, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants who file with the Commission and certain of the Company's filings are available at such web site: http://www.sec.gov. In addition, the Common Stock is quoted on The Nasdaq Stock Market and such information can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, Washington D.C. 20006.

        This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, referred to herein as the "Registration Statement") filed by the Company under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the regulations of the Commission. For further information concerning the Company and the Stock offered hereby, reference is made to the Registration Statement and exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Any statements contained herein concerning the provisions of any documents are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed with the Commission (File No. 1-13042) are incorporated by reference in this Prospectus: (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Form 10-K/A filed on March 25, 1998; (b) the Company's Current Report on Form 8-K filed January 9, 1998; (c) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed on April 21, 1994 including any amendment or report filed for the purpose of updating such description; and (d) all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Stock.

        The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of this Prospectus under
Section 10(a) of the Securities Act will also be provided without charge to each such person, upon written or oral request. Requests for the foregoing materials should be made to the Corporate Secretary, Ride, Inc., 8160 304th Avenue, Preston, Washington 98050; the telephone number is (425) 222-6015.

                           FORWARD-LOOKING STATEMENTS

        This Prospectus and the documents incorporated by reference herein contain projections and other forward-looking statements within the meanings of
Section 27A of the Securities Act and Section 21E of the Exchange Act, which statements involve risks and uncertainties. Actual results could differ materially from these projections as a result of certain factors, including but not limited to, those discussed in "Risk Factors" below.

                                   THE COMPANY

        Ride is a leading designer, manufacturer and marketer of contemporary sporting goods equipment and apparel for snowboard and wakeboard consumers. The Company markets its equipment and apparel throughout the world under multiple brands specifically targeted to serve certain price points, product lines and distribution channels.

        The Company was founded in September 1992 and acts as a holding company for the following subsidiaries: Ride Snowboard Company ("Ride Snowboards"), Ride Manufacturing, Inc. ("Ride Manufacturing"), Ride Canada, Inc. ("Ride Canada"), SMP Clothing, Inc. ("SMP"), Smiley Hats, Inc. ("Smiley") and Carve, Inc. d.b.a. US2 Sports ("US2"). Ride Snowboards sells premium to mid-range snowboards and related products primarily through specialty snowboard and ski shops. Ride Manufacturing is a manufacturer of premium snowboards principally for Ride Snowboards and, to a lesser extent, a limited number of other snowboard companies on an OEM basis. SMP designs and manufacturers snowboard, surf skate, motorcross and street apparel which is sold primarily through specialty shops. Ride Canada acts as the Company's Canadian distributor. Smiley designs and manufactures premium head and neck wear for the winter sports industry and its products are sold through specialty shops. US2 designs, manufactures and distributes wakeboards (boards designed to be pulled behind a power boat or personal water craft that allow the rider to perform aerial tricks and other maneuvers on the wake of the towing vessel), wakeboard bindings and accessories under the "Full Tilt" and "Sub Rosa" brand names through sporting goods, marine and specialty retailers. In 1998, the Company began operating under the d.b.a "Ride Sports" to reflect the expanded scope of sporting goods products offered by the Company for outdoor enthusiasts.

        The principal executive offices of the Company are located at 8160 304th Avenue, Preston, WA 98050, and its telephone number is (425) 222-6015.

                                 RISK FACTORS
        In evaluating the Company's business, prospective investors should carefully consider the following factors in addition to the other information presented in this Prospectus:

        COMPETITION. The snowboarding and wakeboarding businesses are highly competitive and have relatively few technological or manufacturing barriers to entry. The Company's technology is generally not proprietary. The Company competes with a number of established manufacturers and distributors whose brand names enjoy recognition that exceeds that of the Company's brand names. In all its product categories, the Company competes with numerous manufacturers and distributors that have significantly greater financial, distribution, advertising and marketing resources than the Company. There can be no assurance that the Company will continue to compete successfully in the future. Moreover, the current industry oversupply position, future events affecting the Company or its competitors, consumer buying patterns, the introduction of new products by the Company or its competitors, weather patterns that may affect the demand for the Company's products, product supply fluctuations in the Company's markets, regulations affecting the Company's products, the financial condition of the Company's suppliers and the entry of additional competitors in the Company's markets, among other factors, could result in insufficient or excess inventory levels, missed market opportunities or higher markdowns, any of which could have a material adverse effect on the Company's financial condition and results of operations.

        INDUSTRY-WIDE OVERSUPPLY OF SNOWBOARD PRODUCTS; GOODWILL WRITEDOWN; EXCESS INVENTORY. The Company's net sales for 1997 have been substantially and negatively impacted by soft market conditions throughout the industry due to an oversupply of snowboard products. Adjusting for the sale of C.A.S. Sports International, Inc. and C.A.S. Sports Agency, Inc. in October 1996, the Company's sales declined by $23.0 million or 45% in 1997 from 1996. The Company believes the oversupply of snowboard products was a result of new entrants to the industry and supplier overproduction in 1995 and 1996. The oversupply of product in the market place has made it more difficult for the Company to sell new product, has put pressure on the Company to lower prices especially on lower-end products and has made it possible for retailers to receive more favorable ordering terms. These changes in current market conditions resulted in the under-utilization of the Company's production capacity and infrastructure. Based upon this evaluation, the Company determined to that the $13.9 million of goodwill associated with its acquisitions of CAS, SMP and Ride Manufacturing was impaired and wrote it down by $8.6 million. The Company's estimates of the discounted cash flows expected to be generated from these entities indicate that the remaining carrying amounts are expected to be recovered. However, it is possible that the current industry oversupply of snowboard products may be a sign of a permanent demand shift and that the estimated cash flows may decline in the future resulting in the need to write down the goodwill associated with these assets further. To the extent any write downs were substantial, they could have a material adverse effect on the Company's results of operations. In addition, the Company believes that there is potential for oversupply in the wakeboard industry, which could cause issues for the Company similar to those that it has experienced in the snowboard area. During 1997, the Company sold a significant amount of 1996 close-out products (both hard goods and soft goods) at reduced prices primarily through its normal distribution channels. In addition, the Company continues to carry quantities of this older product on its books with appropriate obsolescence reserves. The sale of this excess product could negatively effect the Company's ability to sell new product into these same distribution channels which could have a material adverse impact on the Company's future operating results and financial position.

       LIQUIDITY; DEPENDENCE ON LINE OF CREDIT. The Company operates a seasonal business and generates the majority of its sales in the third and fourth quarters. In order to manufacture product during the remainder of the year, the Company has a revolving line of credit arrangement with a bank to finance import letters of credit and working capital needs. The maximum amount available under the line was $5.5 million prior to January 31, 1998, is 2.0 million through March 31, 1998, and $8.0 million through June 30, 1998. At December 31, 1997 the Company had approximately $740,000 in outstanding import letters of credit and direct advances of approximately $2.0 million drawn against the line. The line of credit expires June 30, 1998 and contains certain operating covenants, including financial ratios, working capital restrictions and restrictions on the payment of dividends on the Company's Common Stock. There can be no assurance that the Company will be able to renew its line of credit on favorable terms or at all. To the extent that the Company is unable to renew its line of credit in June 1998, the Company will seek other sources of working capital financing including, but not limited to, other bank lines of credit, asset-based borrowing, long-term debt or additional equity. There can be no assurance that such alternative sources of working capital will be available on favorable terms or at all. The Company's inability to successfully renew or replace its line of credit would have a material adverse impact on the Company's financial condition and could result in a substantial reduction in the scope of the Company's business.
        ISSUANCE OF PREFERRED STOCK; DILUTION. The Company's Restated Articles of Incorporation authorize the issuance of 10,000,000 shares of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. In December 1997, the Company issued 3,000 shares of Series B 5% Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") to a single institutional investor. Portions of the Series B Preferred Stock may by converted into the Company's Common Stock beginning in March 1998. All of the Series B Preferred Stock converts automatically in December 2000. Subject to certain adjustments, the Series B Preferred Stock converts to Common Stock at the lesser of $2.68 per share or 90% of the market price (as defined) of the Common Stock at the time of the conversion. As of March 12, 1998, approximately 1,626,016 shares of Common Stock would have been issuable upon conversion of all of the Series B Preferred Stock. Accounting rules require that the 10% discount-from-market-price feature of the Series B Preferred Stock's conversion price be accounted for as a preferred stock dividend. The dividend is required to be included in the Company's earnings per share computations over the period from the date of issuance throughout the date the security is first convertible. The Company has therefore included a $30,000 preferred stock dividend in its net loss per share calculations for the year ended December 31, 1997 and will include an additional $270,000 preferred stock dividend in its net income (loss) per share for the quarter ending March 31, 1998 and the year ending December 31, 1998.

        The Board of Directors may, without shareholder approval, issue additional preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power and other rights of the holders of the Common Stock. In the event of additional issuances, the preferred stock could be utilized, under certain conditions, as a method of delaying, deterring or preventing a change in control of the Company. Although the Company has no current plans to issue any additional shares of preferred stock, there can be no assurance that it will not do so in the future.

       LEGAL PROCEEDINGS. In March 1997, a shareholder filed a lawsuit against the Company and four of its current or former officers and directors, styled Murray v. Ride, Inc. et al. The lawsuit alleges violations of certain federal securities laws and state laws, and purports to seek unspecified monetary damages on behalf of a class of shareholders who purchased the Company's common stock during the period of August 10, 1995 through December 30, 1996. The Company intends to defend itself vigorously, however, there can be no assurance the Company will be successful in its defense against the action. An award of monetary damages against the Company in excess of applicable insurance, if any, the expenditure of significant sums in the defense thereof or diversion of management's attention from other business concerns, could each have a material adverse effect on the Company's financial condition and results of operations. The Company is also engaged in legal proceedings against Switch Manufacturing, Inc. alleging patent infringement and seeking monetary damages. While the Company intends to vigorously prosecute the lawsuit, there can be no assurance that the Company will prevail in the action. The expenditure of significant sums in the prosecution of the action could have a material adverse effect on the Company's financial condition and results of operations.

        INDUSTRY AND PRODUCT CONCENTRATION. The Company's current product offerings consist predominantly of snowboards and related products. As a result of this concentration, the Company's future success will depend in large part on the continued growth of the snowboard market. Snowboarding is a relatively new sport, and there can be no assurance that the sport will continue to grow at the rate experienced in recent years, or that its popularity will not decline. Moreover, the market for snowboards is characterized largely by image-conscious, brand-driven younger consumers, and the Company's future success depends on its ability to regularly update its products and maintain its progressive, cutting-edge image, particularly with respect to its flagship "Ride" brand. Any failure by the Company to accurately predict and target future trends or to maintain its progressive image could have a material adverse effect on its results of operations.

        The Company believes that controlling its channels of distribution is critical to maintaining the premium image of its brands. While the Company can control the initial wholesale distribution of its products, it has limited ability to monitor or control the resale of its products through alternative channels. Failure to adequately control distribution of its products could have an adverse effect on its brand image and sales which in turn could have a material impact on the Company's financial position and results of operations. In addition, supply and demand imbalances in the snowboard industry could also have a material adverse effect on the Company's growth prospects, financial condition and results of operations. The Company believes that its future success will depend, among other things, on its ability to introduce innovative, well-received products, and there can be no assurance of its ability to do so. In addition, a major innovation by one or more of the Company's competitors could have a negative effect on the sales of one or more of the Company's product lines or brands.

        ACQUISITION-RELATED RISKS; ABILITY TO MANAGE CHANGE. During 1997 the Company completed three acquisitions. In June, the Company purchased substantially all of the assets (except cash and accounts receivable) and the liabilities of Device Mfg Co., a manufacturer of step-in snowboard bindings.
In July, the Company purchased substantially all of the assets of Galena Creek Trading Company, Inc. (d.b.a. Smiley Hats), a manufacturer of winter head and neckwear. In December, the Company purchased the stock of US2 Sports Group, Inc., a manufacturer of wakeboards and related products. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention from other business concerns, risks associated with entering markets or conducting operations with which the Company has no or limited direct prior experience, and the potential loss of key employees of the acquired company. Moreover, there can be no assurance that the anticipated benefits of an acquisition will be realized. Acquisitions also place considerable demands on existing financial and management control systems. Acquired operations entail transition of key systems, establishment of new systems and often require improvement, upgrade or replacement of existing financial and management control systems. Failure to adequately absorb acquired operations into the Company's systems or difficulties encountered during such improvements and upgrades could adversely affect the Company's financial condition and results of operations. The Company may, when and if the opportunity arises, acquire other businesses. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expense related to goodwill and other tangible assets, all of which could materially adversely affect the Company's financial condition and results of operations.

        DEPENDENCE ON OUTSIDE MANUFACTURERS. Many of the Company's products are manufactured by outside suppliers. In 1997, the company sourced its entire line of "Ride," "Liquid" and "Slim" bindings from Taiwan-based Showboard Factory, Inc. The Company intends to expand this relationship in 1998 by transferring all of its "Device-compatible-step-in" binding production to this supplier. In addition, all of the Company's snowboard boots and the majority of its apparel are manufactured to the Company's specifications by independent contractors. The Company generally does not have contracts with its manufacturing sources and competes with other companies for the production capacity of certain manufacturers. Although the

Company believes that it has established close relationships with its principal manufacturing sources, its future success may depend on its ability to maintain such relationships. If the Company's relationship with any of its binding, boot, apparel or other product manufacturers were interrupted, the Company could find it difficult to locate another source with sufficient production capacity to meet the Company's short-term needs, and the Company could miss the retailing season for that product. The establishment of new manufacturing relationships involves numerous uncertainties, including those relating to payment terms, costs of manufacturing, adequacy of manufacturing capacity, quality control and timeliness of delivery, and the Company is unable to predict whether such relationships would be on terms that the Company regards as satisfactory. Should an unexpected change in binding, boot, apparel or other product suppliers become necessary, the Company would likely experience increased costs, as well as a substantial disruption and a potential loss of sales. In addition, from time to time manufacturers in the snowboard industry have experienced shortages and, in some cases, price increases in certain raw materials, and such shortages or price increases may recur. At times, the Company has also experienced delays in the receipt of products from its suppliers as a result of shortages in raw materials, including fiberglass and P-Tex. Although the Company believes that it is well-positioned to minimize the impact of raw material shortages and delays in supplier shipments, such shortages and delays could have a material adverse affect on the Company's business, financial condition and results of operations.

        RISKS OF INTERNATIONAL BUSINESS. In 1997, approximately 32% of the Company's sales were outside of North America. The Company's business is subject to the risks generally associated with doing business internationally, such as fluctuations in exchange rates, foreign governmental regulation, product distribution patterns and changes in economic conditions. These factors, among others, could influence the Company's ability to sell its products in international markets, as well as its ability to procure products or components. The Company purchases many of its products and components from sources outside of the United States, with purchase prices often denominated in foreign currencies. From time to time, the Company enters into foreign currency forward contracts to either buy or sell foreign currencies at future dates in order to minimize currency risk. Despite this hedging program, unanticipated or long-term changes in the value of the U.S. dollar relative to that of certain foreign currencies could have a material adverse effect on the Company's results of operations through either higher product costs or reduced export sales prices and/or export sales volumes. The Company is also subject to risks inherent in hedging programs and in 1997 and 1996, the Company recognized losses on foreign currency contracts totaling $17,000 and $160,000, respectively. In addition, the Company's business is subject to the risks associated with the imposition of legislation and regulation relating to imports, including quotas, duties or taxes and other charges, restrictions or retaliatory actions on imports to the United States and other countries in which the Company's products are sold or manufactured. The Company cannot predict whether the foregoing legislation and regulation will be imposed by the United States or other countries, nor can it predict what effect such imposition would have on its business or results of operations.

        SEASONALITY; FLUCTUATIONS IN QUARTERLY OPERATING RESULTS. Because snowboarding is traditionally a winter sport and the Company's sales are concentrated in the northern hemisphere, sales of the Company's products predominantly occur in the third and fourth quarters. Although the Company believes that its recent entry into the wakeboard industry should reduce overall seasonality, the Company expects that for the foreseeable future the majority of net sales will continue to be generated in the third and fourth quarters. Since much of the Company's operating expenses are fixed in nature and are budgeted based on higher third and fourth quarter net sales, a decline in net sales relative to internal expectations would have a significant adverse effect on results of operations. Because relatively lower net sales are realized in the first and second quarters of each year, the Company expects to incur operating losses in such quarters for the foreseeable future. Apart from seasonal factors, demand for the Company's products fluctuates in response to consumer buying patterns, weather conditions, discretionary spending habits, general economic conditions in the United States and abroad, product supply fluctuations in the United States and abroad and other factors. In addition to seasonal fluctuations, the Company's operating results fluctuate from quarter to quarter as a result of the timing of order shipments, new product introductions and new retailer openings. Furthermore, the Company's gross margins will fluctuate with product mix, the timing of product price adjustments, the mix of international and domestic sales and in-house production cost fluctuations. The Company's operating results for any interim period may not be indicative of the results for the entire year.

        RISKS ASSOCIATED WITH THE APPAREL BUSINESS. Fashion trends are volatile, and there can be no assurance that the Company will accurately anticipate shifts in fashion trends and adjust its merchandise mix to appeal to changing consumer tastes in a timely manner. If the Company is unsuccessful in responding to changes in fashion trends or market demand, the Company could experience insufficient or excess inventory levels, missed market opportunities or higher markdowns, any of which would have a material adverse effect on the Company's financial condition and results of operations.

        MANUFACTURING. As a manufacturer of certain of the Company's products, the Company continually faces risks regarding the availability and cost of raw materials and labor, the potential need for additional capital equipment, increased manufacturing costs, potential organized labor issues, plant and equipment obsolescence, worker's safety and compensation issues and quality control. A disruption in the Company's production or distribution could have a material adverse effect on the Company's results of operations. Like certain of its suppliers, the Company has experienced delays in the receipt of raw materials used in the manufacturing process.

        DEPENDENCE ON THIRD-PARTY SELLING EFFORTS. The Company primarily relies on third parties to sell, and in some cases to distribute, its products to retailers. In the United States and Canada, the Company generally uses independent sales representatives who work under contract. Generally, such contracts may be terminated by either party upon 30 days' notice. The Company uses distributors under long-term contractual arrangements in certain international markets. Loss of services, poor performance or difficulties encountered with any of the Company's independent sales representatives or distributors could each have a material adverse effect on the Company's results of operations.
        DEPENDENCE ON KEY INDIVIDUALS. The Company's future success depends in large part on the continued service of Robert E. Hall, the Company's President and Chief Executive Officer, Robert Marcovitch, the Company's Senior Vice President of Apparel and International, and Bruce Manke, the Company's Senior Vice President of Board Sports and Administration. The loss of the services of any of these officers could have a material adverse effect on the Company's business. Further, the Company believes that the market for key personnel in its industry is highly competitive. There can be no assurance that the Company will be able to attract and retain key personnel with the skills and expertise necessary to manage the Company's business, both in the United States and abroad.
        PRODUCT LIABILITY. The Company's products are often used in relatively high-risk recreational settings. Consequently, the Company is exposed to the risk of product liability claims in the event that users of the Company's products are injured in connection with such use. In many cases, users of the Company's products may engage in imprudent or even reckless behavior while using such products, thereby increasing the risk of injury. The Company maintains product liability, general liability and excess liability insurance coverage. There can be no assurance that such coverages will continue to be available on acceptable terms, or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any claim. The successful assertion of one or more large claims against the Company that exceed available insurance coverage or changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on the Company's financial condition and results of operations.

        LIMITED PROTECTION OF TECHNOLOGY. Most of the Company's products are not based on proprietary technology. As a result, there are relatively few technological or other barriers to entry, and the Company's products may be replicated by competitors. There can be no assurance that current or future competitors will not offer products substantially identical to the Company's products, or competing products to customers at lower prices. The Company has filed for trademark and patent registration in the United States and certain foreign countries for certain of its trademarks and product designs and/or functions. There can be no assurance that trademark or patent protection, as the case may be, will be granted in any or all of the countries in which applications are currently pending, or granted on the breadth of the current description of goods or designs. The Company has substantial international sales; the laws of foreign countries treat the protection of proprietary rights and intellectual property differently from, and may not protect the Company's proprietary or intellectual property rights to the same extent as do, the laws in the United States.

        VOLATILITY OF STOCK PRICE. The market price of the Common Stock has fluctuated substantially in the past. There can be no assurance that the market price of the Common Stock will not significantly fluctuate from its current level. Future announcements concerning the Company or its competitors, quarterly variations in operating results, the introduction of new products or changes in product pricing policies by the Company or its competitors, weather patterns that may be perceived to affect the demand for the Company's products, changes in earnings estimates by analysts, changes in accounting policies, future inventory supply situations and events in current or future legal proceedings, among other factors, could cause the market price of the Common Stock to fluctuate substantially. In addition, stock markets have experienced extreme price and volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many smaller public companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock.

        POTENTIAL APPLICABILITY OF "PENNY STOCK RESTRICTIONS"; POTENTIAL TO FAIL TO MEET CONTINUING NASDAQ LISTING REQUIREMENTS. Stocks selling for less than $5.00 per share, excluding broker or dealer commissions, may be designated as "penny stocks" and may be subject to certain requirements imposed by Rules
15g-1 through 15g-9 under the Exchange Act. The net effect of these regulations may be to delay transactions in stocks that are deemed to be penny stocks. The Company's Common Stock is currently trading for less than $5.00 per share, however the "penny stock restrictions" are not applicable based on exemptions provided in Rule 3a51-1 under the Exchange Act, which among other things provides an exemption from the penny stock restrictions for securities that are quoted on the Nasdaq and for those that have tangible assets in excess of $2.0 million. If the Company's Common Stock were to be delisted from Nasdaq and its net worth drop below $2.0 million at a time when its stock price was less than $5.00 per share, and if no other exemption from the penny stock restrictions were available to the Company, then its Common Stock could be subject to such restrictions and sales of the Company's Common Stock by brokers and dealers and resales by investors would likely be adversely affected. To meet the continued listing requirements for the Nasdaq National Market, among other things, the minimum bid price of the Common Stock must be $1.00. If the minimum bid price of the Common Stock were for a continuing period of time to be less than $1.00, the Common Stock could be delisted from the Nasdaq National Market which would adversely affect the ability of shareholders to buy and sell shares of Common Stock.

        POTENTIAL ADVERSE EFFECT OF ENVIRONMENTAL REGULATIONS. The Company is subject to federal, state and local governmental regulations relating to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in its manufacturing process. There can be no assurance that changes in environmental regulations or in the kinds of raw materials used by the Company will not impose the need for additional capital equipment or other requirements. Any failure by the Company to control the use of, or adequately restrict the discharge of, hazardous substances under present or future regulations could subject the Company to substantial liability or could cause its manufacturing operations to be suspended. Such liability or suspension of manufacturing operations could have a material adverse effect on the Company's results of operations.

                            THE SELLING SHAREHOLDERS

        The 2,608,729 shares of Stock described in this Prospectus are owned by the Selling Shareholders listed below. Except as set forth below, none of the Selling Shareholders has had a material relationship with the Company within the past three years other than as a shareholder or employee of the Company.


                                                                          As of March 12, 1998
                                       ----------------------------------------------------------------------------------------
                                       Beneficial Ownership Prior to Offering             Beneficial Ownership After Offering**
                                                                               Number of
                                                                                 Shares
                                                          (Percent of          Registered                      (Percent of
                                             (Number of   Outstanding           for Sale          (Number of   Outstanding
Name of Selling Shareholder                    Shares)       Shares)             Hereby             Shares)      Shares)
---------------------------                   ----------  -----------          ----------         ----------   -----------
Advantage Fund II Ltd. (1)                    1,826,016      13.1%             1,909,800              --             *
Robert E. Hall (2)                              311,865       2.5                287,000            24,865           *
Rick Alden                                       11,557        *                  11,557              --             *
David Alden                                          27        *                      27              --             *
Mark Beran                                        1,609        *                   1,609              --             *
Audrey W. Berne                                   2,387        *                   2,387              --             *
Richard J. Berne                                  2,387        *                   2,387              --             *
Charlie Biederman                                 4,773        *                   4,773              --             *
Chris Cares                                       3,693        *                   3,693              --             *
Brett Conrad                                     96,211        *                  96,211              --             *
Joel Daly                                         5,456        *                   5,456              --             *
Barney M. Feinblum                                3,182        *                   3,182              --             *
Joshua A. Feinblum                                2,546        *                   2,546              --             *
Daniel R. Feinblum                                2,546        *                   2,546              --             *
Dolliver Frederick                               33,000        *                  33,000              --             *
John Friedman                                     2,387        *                   2,387              --             *
James Gardner                                     2,387        *                   2,387              --             *
Lew Goldberg & Laura Stein                        1,819        *                   1,819              --             *
David Goldman                                     7,771        *                   7,771              --             *
Andrea Hayes                                      6,395        *                   6,395              --             *
Bob Hernreich                                     6,683        *                   6,683              --             *
Jay Holmes                                        3,637        *                   3,637              --             *
Greg Katz                                         1,909        *                   1,909              --             *
Ken Kelley                                          804        *                     804              --             *
Larry Kraus                                       7,103        *                   7,103              --             *
Stefan Magnusson                                    743        *                     743              --             *
Liquid Waste Management                           9,092        *                   9,092              --             *
Nick & Karen Mastronardi                         28,883        *                  28,883              --             *
E.J. Meade                                        3,182        *                   3,182              --             *
Mike Miyazawa                                     6,182        *                   6,182              --             *
David Moffett                                     3,637        *                   3,637              --             *
Herbert Morris                                      743        *                     743              --             *
Horizon Organic Dairy                               191        *                     191              --             *
Branden Peak                                        804        *                     804              --             *
Matthew R. Pugliese                               1,819        *                   1,819              --             *

Timothy Quinson                              726           *                726         --              *
Cynthia Roberts                           16,366           *             16,366         --              *
Brad Roberts                               9,092           *              9,092         --              *
Rochon Capital Group, Ltd. (3)            77,441           *             77,441         --              *
Nolan Rosall                               3,693           *              3,693         --              *
Prateek Sharma (4)                         6,279           *              6,279         --              *
Bob Stanislaus                               910           *                910         --              *
Robb Stewart                                 910           *                910         --              *
Mare Surette                               2,387           *              2,387         --              *
Thomas Design Associates                   2,554           *              2,554         --              *
Michael Travis DDS                         4,773           *              4,773         --              *
Brian D. Vande Krol                        6,364           *              6,364         --              *
Karen Williamson                           4,773           *              4,773         --              *
Dennis Wilson                              1,819           *              1,819         --              *
Michael D. Wise                            2,841           *              2,841         --              *
Art Zeile                                  5,456           *              5,456         --              *

---------------
 *  Less than one percent (1%)
**  Assumes Selling Shareholders sell all shares of Stock registered hereby.

(1) Advantage Fund II Ltd. beneficially owns 3,000 shares of Series B Preferred Stock and warrants to purchase 200,000 shares of Common Stock for $2.68 per share. An additional 83,784 shares of Common Stock may be issued to Advantage Fund II Ltd. prior to January 30, 1999 in payment of certain dividend rights. The Series B Preferred Stock and warrants were issued in a private placement (the "Private Placement") pursuant to an exemption from the registration requirement of the Securities Act provided by Section 4(2) thereof. The Private Placement closed and the Series B Preferred Stock and Warrants were issued on December 19, 1997. Portions of the Series B Preferred Stock may be converted to Common Stock beginning in March 1998. All of the Series B Preferred Stock converts to Common Stock in December 2000. If all shares were converted and all warrants exercised on March 12, 1998, Advantage Fund II Ltd. would have beneficially owned 1,826,016 shares of Common Stock. Pursuant to Rule 416 under the Securities Act, the number of shares of Stock offered by Advantage Fund Ltd. II hereby and included in the Registration Statement of which this Prospectus is a part also includes up to 2,006,480 additional shares of Common Stock that may be issued upon conversion of the Series B Preferred Stock pursuant to provisions of the Certificate of Designation for the Series B Preferred Stock regarding determination of the applicable conversion price and upon exercise of the warrants pursuant to certain provisions therein. The actual number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock and the payment of dividends thereon is subject to adjustment depending upon factors which cannot be predicted by the Company at this time, including among others, the future market price of the Common Stock and the payment of dividends on the Series B Preferred Stock in additional shares of Common Stock. Pursuant to the Certificate of Designation for the Series B Preferred Stock, such stock is convertible and dividends payable in Common Stock only to the extent that the number of shares of Common Stock beneficially owned by the holder and its related persons would not exceed 4.9% of the then outstanding shares of Common Stock as determined in accordance with
Section 13(d) of the Exchange Act. Accordingly, the number of shares of Common Stock set forth for Advantange Fund Ltd. II may exceed the number of shares of Common Stock that Advantage Fund Ltd. II could beneficially own at any given time. See "Risk Factors -- Issuance of Preferred Stock; Dilution."

(2) Mr. Hall is the Chief Executive Officer and President of the Company. Includes 287,000 shares held by the Hall Family Trust, a trust controlled by Mr. Hall. Such shares are being registered pursuant to a registration rights agreement. Also includes 9,240 shares owned directly and 15,625 shares subject to options that are exercisable within 60 days of the date of this Prospectus.

(3) Rochon Capital Group, Ltd., beneficially owns warrants to purchase 77,441 shares of Common Stock for $2.68 per share. The warrants were issued in connection with the Private Placement.

(4) Prateek Sharma beneficially owns warrants to purchase 6,279 shares of Common Stock for $2.68 per share. The warrants were issued in connection with the Private Placement.

                                 USE OF PROCEEDS

        The Company will not receive any proceeds from the sale of the Stock. The Company may receive up to $761,000 upon exercise of all of the warrants issued in the Private Placement. The Company intends to use any such proceeds for general corporate purposes, including working capital.

                              PLAN OF DISTRIBUTION

        The Stock offered hereby by the Selling Shareholders may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market (including the Nasdaq National Market of The Nasdaq Stock Market), in privately negotiated transactions, through the writing of options on the Stock, or otherwise at prices and at terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. In addition, any shares of Stock covered by this Prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this Prospectus. The Stock may be sold to or through brokers or dealers who may act as agent or principal, or in direct transactions between the Selling Shareholders and purchasers. In addition, the Selling Shareholders may, from time to time, sell short the Common Stock and, in such instances, this Prospectus may be delivered in connection with such short sales and the Stock offered hereby used to cover such short sales.

        The Selling Shareholders may sell the Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or commissions from the purchasers for whom they may act as agent. Dealers participating in the distribution of the Stock may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Stock may be deemed to be underwriting discounts and commissions. Upon the Company being notified by a Selling Shareholder that any material arrangement has been entered into with a broker or dealer for the sale of Stock through a block trade, special offering, exchange distribution or secondary distribution a purchase by a broker or dealer, a supplemented Prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (a) the name of each such broker-dealer, (b) the number of shares of Stock involved, (c) the price at which such shares of Stock were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer, where applicable, (e) that such broker-dealer did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, and (f) other facts material to the transaction.
        In connection with distributions of the Common Stock, the Selling Shareholders may enter into hedging transactions with brokers or dealers and the brokers or dealers may engage in short sales of the Common Stock in the course of hedging the positions they assume with the Selling Shareholders. The Selling Shareholders also may enter into option or other transactions with brokers or dealers that involve the delivery of the Stock to the brokers or dealers, who may then resell or otherwise transfer such Stock. The Selling Shareholders also may loan or pledge the Stock to a broker or dealer and the broker or dealer may sell the Stock so loaned or upon default may sell or otherwise transfer the pledged Stock.

        The Company is bearing all costs relating to the registration of the Stock other than certain fees and expenses, if any, of counsel or other advisors to the Selling Shareholders. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of Stock will be borne by the Selling Shareholders, the purchasers participating in such transaction, or both.

        The Company has agreed to indemnify the Selling Shareholders in certain circumstances, against certain liabilities, including liabilities arising under the Securities Act. Each Selling Shareholder has agreed to indemnify the Company, its directors and its officers who sign the Registration Statement against certain liabilities, including liabilities arising under the Securities Act.

                                  LEGAL MATTERS

        The validity of the securities offered hereby will be passed upon for the Company by David H. Davis, General Counsel and Corporate Secretary of Ride.

                                     EXPERTS

        The consolidated financial statements and schedule of Ride, Inc. appearing in Ride, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated costs and expenses payable by the Registrant in connection with the sale of the Common Stock being registered hereby:

        SEC Registration fee ..................................$ 1,619.00
        Legal fees and expenses*...............................$10,000.00
        Auditors' fees and expenses* ..........................$ 5,000.00
        Miscellaneous expenses* ...............................$ 3,381.00
                                                               ----------
        Total .................................................$20,000.00

        --------------------
        * Estimated


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Unless otherwise specified in a corporation's Articles of Incorporation, the Washington Business Corporation Act requires that a corporation indemnify its directors as follows: (i) for reasonable expenses if a director is wholly successful in the defense of any proceeding in which he or she has been made a party by reason of the fact that he or she was or is a director; (ii) for judgments, penalties, fines, settlements, or reasonable expenses incurred in a proceeding upon a determination by the board of directors, a committee of the board, independent legal counsel, or the shareholders that the director acted in good faith and, in the case of conduct in the director's official capacity with the corporation, the director reasonably believed that his or her conduct was in the corporation's best interest, or, in all other cases, the director reasonably believed that his or her conduct was at least not opposed to the corporation's best interests; or
(iii) as determined by a court of appropriate jurisdiction. The Act requires similar indemnification of officers unless otherwise specified in the Articles of Incorporation. Washington law permits a corporation to provide further indemnity to directors and officers, subject to certain authorization requirements, except that indemnification is not permitted with respect to intentional misconduct, a knowing violation of law, approval of an unlawful distribution or loan, or a transaction involving the director's receipt of an improper personal benefit.

        The Bylaws of the Company provide a right to indemnification for all expense, liability, and loss (including reasonable attorneys' fees, costs, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) to which a director is exposed by reason of the fact that he or she is or was serving as a director or officer of the Company or, at the request of the Company, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including an employee benefit plan. The Bylaws of the Company also recognize the Company's ability to advance expenses to an indemnitee, subject to a requirement that the indemnitee undertake to repay the expenses if he or she subsequently is found not to have met the standards required for indemnification. The board of directors may also approve indemnification of all employees (including officers), agents, and others serving the Company.

        As permitted by the Washington Business Corporation Act, the Articles of Incorporation of the Company provide that, to the full extent permitted by law, directors shall not be personally liable to the Company or its shareholders for monetary damages. At present, under the Washington Business Corporation Act, liability would not be limited under circumstances involving (a) acts of intentional misconduct or a knowing violation of law, (b) approval of certain distributions or loans contrary to law, or (c) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. Thus, a director of the Company would not be liable for breaches of the duties of care or loyalty or otherwise liable to the Company or its shareholders for violations of state corporate law unless he or she violated the statutory exceptions listed above. This provision is sufficiently broad that it might, under certain circumstances, permit indemnification for liability arising under the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS.

Exhibit No.                           Description
-----------                           ------------
3.1          Restated Articles of Incorporation and Certificate of Designation
             of Relative Rights and Preferences of the Series A 7% Cumulative
             Convertible Nonvoting Preferred Stock (Exhibit is incorporated by reference to an identically numbered exhibit to the Company's
             Registration Statement on Form SB-2, file no. 33-75770-LA)

3.2 Bylaws of the Company (Exhibit is incorporated by reference to an identically numbered exhibit to the Company's Registration
             Statement on Form SB-2, file no. 33-75770-LA)

3.3 Articles of Amendment to Articles of Incorporation (Exhibit is incorporated by reference to an identically numbered exhibit to the Company's Registration Statement on Form S-1, file no. 33-94814)

3.4 Articles of Amendment to Articles of Incorporation (Exhibit is incorporated by reference to an identically numbered exhibit to Amendment No. 1 to the Company's Registration Statement on Form
             S-1, file no. 33-94814)

3.5 Articles of Correction (Exhibit is incorporated by reference to an identically numbered exhibit to Amendment No. 2 to the Company's
             Registration Statement on Form S-1, file no. 33-94814)

3.6          Amendment to Certificate of Designation of Relative Rights and
             Preferences of the Series A 7% Cumulative Convertible Nonvoting
             Preferred Stock (Exhibit is incorporated by reference to Exhibit
             4.6 to the Company's Current Report on Form 8-K filed January 9,
             1998, file no. 1-13042)

3.7 Certificate of Designation of Relative Rights and Preferences of the Series B 5% Cumulative Convertible Preferred Stock (Exhibit is incorporated by reference to Exhibit 4.5 to the Company's Current
             Report on Form 8-K filed January 9, 1998, file no. 1-13042)

4.1          Article VI of the Articles of Incorporation regarding Shareholder
             Rights (See Exhibit 3.1 hereto)

4.2          Articles VIII of the Articles of Incorporation regarding Voting
             Rights (See Exhibit 3.1 hereto)

4.4 Specimen Stock Certificate (Exhibit is incorporated by reference to an identically numbered exhibit to the Company's Amendment No. 1 to Registration Statement on Form SB-2, file no. 33-75770-LA)

5.1*         Opinion of Counsel

23.1         Consent of Ernst & Young LLP, Independent Auditors

23.2*        Consent of David H. Davis (included in Opinion of Counsel filed as
             Exhibit 5.1 hereto)

--------
* Previously filed


24.1*        Power of Attorney (see page II-5 of this Registration Statement)

--------------
*  Previously filed

ITEM 17. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) If the Registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

         (5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registration's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby further undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Preston, State of Washington, on March 27, 1998.

                              RIDE, INC.

                              By  /s/ Robert E. Hall
                                 _______________________________________________
                                 Robert E. Hall
                                 President, Chief Executive Officer and Director



         Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated below on the dates indicated.

Signature                      Capacity                            Date
---------                      --------                            ----

/s/ Robert E. Hall
________________________       President, Chief Executive
Robert E. Hall                 Officer and Director
                               (Principal Executive Officer)       March 27, 1998


/s/ G. Scott Stewart
________________________       Senior Vice President and
G. Scott Stewart               Chief Financial Officer
                               (Principal Financial Officer        March 27, 1998
                               and Principal Accounting Officer)

        *
________________________       Director                            March 27, 1998
Cory J. Hechler


        *
________________________       Director                            March 27, 1998
Gerald B. Wasserman


        *
________________________       Director                            March 27, 1998
Mark M. Salter

* By /s/ G. Scott Stewart
     --------------------
     G. Scott Stewart
     Attorney-in-Fact


                                   RIDE, INC.

                                INDEX TO EXHIBITS


Exhibit No.  Description
-----------  -----------
3.1          Restated Articles of Incorporation and Certificate of Designation
             of Relative Rights and Preferences of the Series A 7% Cumulative
             Convertible Nonvoting Preferred Stock (Exhibit is incorporated by reference to an identically numbered exhibit to the Company's
             Registration Statement on Form SB-2, file no. 33-75770-LA)

3.2 Bylaws of the Company (Exhibit is incorporated by reference to an identically numbered exhibit to the Company's Registration
             Statement on Form SB-2, file no. 33-75770-LA.)

3.3 Articles of Amendment to Articles of Incorporation (Exhibit is incorporated by reference to an identically numbered exhibit to the Company's Registration Statement on Form S-1, file no. 33-94814)

3.4 Articles of Amendment to Articles of Incorporation (Exhibit is incorporated by reference to an identically numbered exhibit to Amendment No. 1 to the Company's Registration Statement on Form
             S-1, file no. 33-94814)

3.5 Articles of Correction (Exhibit is incorporated by reference to an identically numbered exhibit to Amendment No. 2 to the Company's
             Registration Statement on Form S-1, file no. 33-94814)

3.6          Amendment to Certificate of Designation of Relative Rights and
             Preferences of the Series A 7% Cumulative Convertible Nonvoting
             Preferred Stock (Exhibit is incorporated by reference to Exhibit
             4.6 to the Company's Current Report on Form 8-K, dated December 19,
             1997)

3.7 Certificate of Designation of Relative Rights and Preferences of the Series B 5% Cumulative Convertible Preferred Stock (Exhibit is incorporated by reference to Exhibit 4.5 to the Company's Current
             Report on Form 8-K, dated December 19, 1997)

4.1          Article VI of the Articles of Incorporation regarding Shareholder
             Rights (See Exhibit 3.1 hereto)

4.2          Articles VIII of the Articles of Incorporation regarding Voting
             Rights (See Exhibit 3.1 hereto)

4.3 Specimen Stock Certificate (Exhibit is incorporated by reference to an identically numbered exhibit to the Company's Amendment No. 1 to Registration Statement on Form SB-2, file no. 33-75770-LA)

5.1*         Opinion of Counsel

23.1         Consent of Ernst & Young LLP, Independent Auditors

23.2*        Consent of David H. Davis (included in Opinion of Counsel filed as
             Exhibit 5.1 hereto)

24.1*        Power of Attorney (see page II-5 of this Registration Statement)

--------------
*  Previously filed